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                                                                   Exhibit 99(a)
                                                              Form 10-K for 1997
                                                              File No. 333-34793


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

We have examined management's assertion that AT&T Capital Corporation maintained an effective system of internal controls over servicing leases and loans subject to the Transfer and Servicing Agreement dated as of November 1, 1997 for the Capita Equipment Receivables Trust 1997-1 (the "Servicing Agreement") for the period from November 1, 1997 to December 31, 1997, a copy of such management's assertions is attached hereto.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the system of internal controls over servicing, financial reporting, testing, and evaluating the design and operating effectiveness of the system, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any system of internal controls, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the system to future periods are subject to the risk that the system of internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that AT&T Capital Corporation maintained an effective system of internal controls over servicing leases and loans subject to the Servicing Agreement, for the period from November 1, 1997 to December 31, 1997, is fairly stated, in all material respects.



                                                             ARTHUR ANDERSEN LLP




New York, New York
March 11, 1998